EXHIBIT 15.1

COMPUTATION OF NET INCOME PER ORDINARY SHARE

	Year ended December 31,
	2004	2003	2002
	(in thousands except per share amounts)
Number of ordinary shares
Ordinary shares outstanding, beginning of year	7,258	6,989	6,989
Ordinary shares issued	—	1,175	—
Ordinary shares repurchased and cancelled	—	(906)	—

Ordinary shares outstanding, end of year	7,258	7,258	6,989

Weighted average shares outstanding during the year
Basic	7,258	7,514	6,989
Diluted	7,433	7,652	6,989

Income (loss) from continuing operations	$2,905	$(8,680)	$(355)
Income from discontinued operations	—	—	17,600

Net income (loss)	$2,905	$(8,680)	$17,245

Net income (loss) per share of common stock :
Basic
Income (loss) from continuing operation	$0.40	$(1.16)	$(0.05)
Income from discontinued operations	—	—	2.52

Net income (loss) per basic share of common stock	$0.40	$(1.16)	$2.47

Diluted(1)
Income (loss) from continuing operation	$0.39	(1.16)	(0.05)
Income from discontinued operations	—	—	2.52

Net income (loss) per diluted share of common stock	$0.39	$(1.16)	$2.47

(1)	The restricted shares and stock options outstanding at December 31, 2003 have not been included in the computation of diluted earnings per share because to do so would be anti-dilutive for the year ended December 31, 2003.